EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D on 12/20/24.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/23/2024	Buy	8,880	5.15
1/16/2025	Buy	79,366	5.04
2/6/2025	Buy	31,150	5.17
2/6/2025	Buy	100	5.18
2/7/2025	Buy	825	5.19
2/12/2025	Buy	76,850	5.21